                               PRICING SUPPLEMENT


Pricing Supplement No. 13                            Filing Under Rule 424(b)(5)
Dated:   November 21, 2003                      Registration File No.  33-63175

(To Prospectus dated October 6, 1995 and
Prospectus Supplement dated October 17, 1995)

CUSIP No.      44615QAZ0

                                  $750,000,000

                       HUNTINGTON BANCSHARES INCORPORATED
                           MEDIUM TERM NOTES, SERIES B

Principal Amount:                           $100,000,000        Floating Rate Notes:
Interest Rate (if fixed rate):                       N/A        Interest Rate Basis:               LIBOR Telerate
Stated Maturity:                        December 1, 2005        Index Maturity:                          3 months
Minimum denominations:        $100,000 and multiples of         Spread:                                  + 23 bps
                               $1,000 in excess thereof         Spread Multiplier:                            N/A
Issue Price (as a percentage                                    Maximum Rate:                                 N/A
of principal amount):                            99.94%*        Minimum Rate:                                 N/A
Agents' commission (%):                              N/A        Initial Interest Rate:                   1.40000%
Net proceeds to the Company:                 $99,940,000        Interest Reset Date(s):Each Interest Payment Date
Settlement date (original issue date):  December 1, 2003        Interest Reset Period:                  Quarterly
Redemption Commencement Date (if any):               N/A        Interest Determination Date(s):               A/S
Initial Redemption Percentage (if any):              N/A        Calculation Date(s):                          A/S
Annual Redemption Percentage                                    Interest Payment Date(s):   Quarterly on March 1,
     Reduction (if any):                             N/A                                    June 1, September 1,
Repayment Date (if any):                             N/A                                    and December 1, and
Initial Repayment Percentage (if any):               N/A                                    otherwise A/S
Annual Repayment Percentage                                     Interest Payment Period(s):             Quarterly
     Reduction (if any):                             N/A        Regular Record Date(s):                       A/S

* ABN AMRO Incorporated has purchased the Notes as agent in this transaction for resale to one or more investors or other purchasers at varying prices related to prevailing market conditions at the time or times of resale as determined by ABN AMRO Incorporated.

     Additional terms: Interest will be computed on the basis of the actual number of days in the year divided by 360. The calculation agent will be JPMorgan Chase Bank, as successor to The Chase Manhattan Bank (National Association).

     Beginning on page 2, this Pricing Supplement supplements the information provided in the Prospectus Supplement under the caption "United States Income Taxation."

     As of the date of this Pricing Supplement, the aggregate principal amount of the Debt Securities (as defined in the Prospectus) which have been sold (including the Notes to which this Pricing Supplement relates) is $555,000,000.

     "N/A" as used herein means "Not Applicable." "A/S" as used herein means "as stated in the Prospectus Supplement referred to above."


                              ABN AMRO INCORPORATED

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                      UNITED STATES FEDERAL INCOME TAXATION

         The following summary supplements, and to the extent inconsistent with, replaces, certain sections of the "United States Federal Income Taxation" discussion contained in the Prospectus Supplement, dated October 17, 1995. Except as modified or supplemented below, investors should refer to the Prospectus Supplement for a summary description of the material United Stated federal income tax consequences relating to an investment in the Notes.

PAYMENTS OF INTEREST; UNITED STATES HOLDERS

         The term "United States Holder" has been revised as it applies to trusts. A trust will be considered a United States Holder if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States Holders have the authority to control all substantial decisions of the trust.

ORIGINAL ISSUE DISCOUNT; FLOATING RATE NOTES

        Under the OID Regulations, Floating Rate Notes are subject to special rules whereby, in general, a Floating Rate Note will qualify as a "variable rate debt instrument" if (a) its issue price does not exceed the total noncontingent principal payments due under the Floating Rate Notes by more than a specified de minimis amount and (b) it provides for stated interest, paid or compounded at least annually, at current values of (1) one or more qualified floating rates,
(2) a single fixed rate and one or more qualified floating rates, (3) a single objective rate, or (4) a single fixed rate and a single objective rate that is a qualified inverse floating rate.

        A "qualified floating rate" is any variable rate where variations in the value of such rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Floating Rate Notes are denominated. Although a multiple of a qualified floating rate will generally not itself constitute a qualified floating rate, a variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than .65 but not more than 1.35 will constitute a qualified floating rate. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than .65 but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, under the OID Regulations, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Floating Rate Note (e.g., two or more qualified floating rates with values within 25 basis points of each other as determined on the Floating Rate Note's issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but which is subject to one or more restrictions such as a maximum numerical limitation (i.e., a cap) or a minimum numerical limitation (i.e., a floor) may, under certain circumstances, fail to be treated as a qualified floating rate under the OID Regulations unless, in general, such cap or floor is fixed throughout the term of the Note or is not reasonably expected as of the issue date to cause the yield of the Note to be significantly less or more, as the case may be, than the expected yield determined without such device.

        An "objective rate" is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula and which is based upon objective financial or economic information. A rate will not qualify as an objective rate if it is based on information that is within the control of the issuer (or a related party) or that is unique to the circumstances of the issuer (or a related party), such as dividends, profits, or the value of the issuer's stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of the issuer).

        A "qualified inverse floating rate" is any objective rate where such rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate. The OID Regulations also provide that if a Floating Rate Note provides for stated interest at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate and if the variable rate on the Floating Rate Note's issue date is intended to approximate the fixed rate (e.g., the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be.

        If a Floating Rate Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof qualifies as a "variable rate debt instrument" under the OID Regulations and if interest on such Note is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, then all stated interest on such Note will constitute qualified stated interest and will be taxed accordingly. Thus, a Floating Rate Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof and that qualifies as a "variable rate debt instrument" under the OID Regulations will generally not be treated as having been issued with OID unless the Floating Rate Note is issued at a "true" discount (i.e., at a price below the Note's stated principal amount) in excess of a specified de minimis amount. The amount of qualified stated interest and the amount of OID, if any, that accrues during an accrual period on such Floating Rate Note is determined under the rules applicable to fixed rate debt instruments by assuming that the variable rate is a fixed rate equal to (1) in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or (2) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Floating Rate Note. The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules.

        In general, any other Floating Rate Note that qualifies as a "variable rate debt instrument" will be converted into an "equivalent" fixed rate debt instrument for purposes of determining the amount and accrual of OID and qualified stated interest on the Floating Rate Note. The OID Regulations generally require that such a Floating Rate Note be converted into an "equivalent" fixed rate debt instrument by substituting any qualified floating rate or qualified inverse floating rate provided for under the terms of the Floating Rate Note with a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the Floating Rate Note's issue date. Any objective rate (other than a qualified inverse floating rate) provided under the terms of the Floating Rate Note is converted into a fixed rate that reflects the yield that is reasonably expected for the Floating Rate Note. In the case of a Floating Rate Note that qualifies as a "variable rate debt instrument" and provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the Floating Rate Note provides for a qualified inverse floating rate). Under such circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the Floating Rate Note as of the Floating Rate Note's issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse floating rate, the Floating Rate Note is then converted into an "equivalent" fixed rate debt instrument in the manner described above.

        Once the Floating Rate Note is converted into an "equivalent" fixed rate debt instrument pursuant to the foregoing rules, the amount of OID and qualified stated interest, if any, are determined for the "equivalent" fixed rate debt instrument by applying the general OID rules to the "equivalent" fixed rate debt instrument and a United States Holder of the Floating Rate Note will account for such original issue discount and qualified stated interest as if the United States Holder held the "equivalent" fixed rate debt instrument. In each accrual period, appropriate adjustments will be made to the amount of qualified stated interest or OID assumed to have been accrued or paid with respect to the "equivalent" fixed rate debt instrument in the event that such amounts differ from the actual amount of interest accrued or paid on the Floating Rate Note during the accrual period.

        If a Floating Rate Note does not qualify as a "variable rate debt instrument" under the OID Regulations, then the Floating Rate Note would be treated as a contingent payment debt obligation. The Treasury regulations contain special rules for determining the timing and amount of OID to be accrued in respect of contingent payment debt instruments. Under applicable Treasury regulations, a United States Holder is generally required to take contingent interest payments into income on a yield to maturity basis in accordance with a schedule of projected payments provided by the issuer and would make annual adjustments to income to account for the difference between actual payments received and projected payments accrued. You should consult your own tax advisor regarding the consequences of acquiring, owning, and disposing of contingent payment debt instruments.

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NON-UNITED STATES HOLDERS

         Pursuant to current Treasury regulations, a beneficial owner of a Note will satisfy the certification requirements that such owner is not a United States Holder if (1) the beneficial owner provides his name and address, and certifies, under penalties of perjury, that he is not a United States Holder in compliance with applicable requirements by completing a Form W-8BEN (or successor form) or (2) a financial institution holding the Notes on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it and furnishes a paying agent with a copy. The certification requirement may also be satisfied with other documentary evidence with respect to an offshore account or through certain foreign intermediaries. Special certification rules apply to certain Non-United States Holders that are entities rather than individuals.

         If a Non-United States Holder cannot satisfy the requirements of the "portfolio interest" exception described in (a) above, payments of premium, if any, and interest (including OID) made to such Non-United States Holder will be subject to a 30% withholding tax unless the beneficial owner of the Note provides the Company or its paying agent, as the case may be, with a properly executed (1) Internal Revenue Service Form W-8BEN claiming an exemption from (or reduction in) withholding under the benefit of a tax treaty or (2) Internal Revenue Service Form W-8ECI stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business within the United States. Alternative documentation may be applicable in certain situations.

         Special rules may apply to certain Non-United States Holders, such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," and certain expatirates, that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         If a United States Holder fails to provide a taxpayer identification number or certification of foreign or other exempt status or fails to report in full dividend and interest income, a backup withholding tax will apply to such payments. This backup withholding tax rate will be 28% for payments made after May 28, 2003.

         The proposed Treasury regulations relating to backup withholding referenced in the Prospectus Supplement have been finalized. Under these final regulations, as amended, payments of the principal, interest, OID, or premium on a Note to or through a foreign office of a broker or the foreign office of a custodian, nominee, or other dealer acting on your behalf generally will not be subject to information reporting or backup withholding. However, if the broker, custodian, nominee, or other dealer is a United States Holder, the government of the United States, or the government of any State or political subdivision of any State, or any agency or instrumentality of the United States, any State, or any such subdivision, a controlled foreign corporation for United States tax purposes, a foreign partnership that is either engaged in a United States trade or business or whose United States partners in the aggregate hold more than 50% of the income or capital interest in the partnership, a foreign person 50% or more of whose gross income for a certain period is effectively connected with a United States trade or business, or a United States branch of a foreign bank or insurance company, information reporting (but not backup withholding) will generally be required with respect to payments made to you unless the broker has documentation of your foreign status and the broker has no actual knowledge to the contrary or you otherwise establish an exemption from information reporting.

         Furthermore, under the final Treasury regulations, payments of principal, interest, OID, and premium on a Note paid to the beneficial owner of a Note by a United States office of a custodian, nominee, or agent, or the payment by the United States office of a broker of the proceeds of a sale of a
Note is subject to both information reporting and backup withholding, unless the beneficial owner certifies as to its non-United States status by providing the certification referred to above under "Non-United States Holders" or otherwise establishes an exemption.

                                       4